PURCHASE AGREEMENT

Purchase Agreement, dated March 31, 2022, between Fidelity Greenwood Street Trust (the “Trust”), a Delaware statutory trust that is a registered investment company under the Investment Company Act of 1940 (the “1940 Act”), and FMR Capital, Inc. (“FMR Capital”), an incorporation under the laws of the State of Massachusetts.

WHEREAS, the Trust proposes to issue and sell shares of its common stock (the “Shares”) to the public pursuant to a Registration Statement on Form N-1A filed with the Securities and Exchange Commission;

WHEREAS, the Shares have not been registered for public offering under the Securities Act of 1933, as amended; and

WHEREAS, Section 14(a) of the 1940 Act requires a registered investment company to have a net worth of at least $100,000 before making a public offering of its securities;

NOW THEREFORE, the Trust and the FMR Capital agree as follows:

1. The Trust offers to sell to FMR Capital, and FMR Capital agrees to purchase from the Trust, 10,000 Shares, without par value, at a price of $10 per share. FMR Capital shall tender to the Trust the amount of $1,000,000 in full payment for the Shares.

2. FMR Capital represents and warrants to the Trust that the Shares are being acquired for investment purposes only and for FMR Capital’s own account, and not with a view to or in connection with any resale or distribution thereof, or with the current intention to redeem or dispose of any of the Shares.

The Trust and FMR Capital have caused their duly authorized officers to execute this Purchase Agreement as of the date first written above.

FIDELITY GREENWOOD STREET TRUST

By:	/s/ Stephanie Brown
Stephanie Brown
President and Treasurer

FMR Capital, Inc.

By:	/s/ Michael J. Kearney
Michael J. Kearney
Treasurer